King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

November 14, 2017

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 3233 Washington, D.C. 20549 Attention: Sonia Gupta Barros

Re:	Americold Realty Trust

Amendment No. 1 to

Draft Registration Statement on Form S-11

Submitted October 12, 2017

CIK No. 0001455863

Dear Ms. Barros:

On behalf of our client, Americold Realty Trust (the “Company”), we are submitting this letter and the following information in response to a letter dated November 2, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended Confidential Draft Registration Statement on Form S-11, confidentially submitted on October 12, 2017 (the “Registration Statement”). We are also concurrently filing an amended version of the Registration Statement (the “Revised Draft”). This letter, together with the changes reflected in the Revised Draft, responds to the Staff’s comments contained in its letter dated November 2, 2017. The Revised Draft also includes other changes that are intended to update and clarify the information contained therein.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references, page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Revised Draft. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Draft.

Securities and Exchange Commission

November 14, 2017

Distribution Policy, page 85

1.	We note your response to comment 7. Since you state that you never received a cash distribution from your China JV and you do not rely on any China JV cash distribution in determining your own cash flow available for distribution, please tell us why it is appropriate to include any amounts associated with your China JV (e.g. income (loss) from joint venture, real estate and non-real estate depreciation, and impairments).

The China JV has operated at a loss since inception and, accordingly, has reduced the Company’s pro forma net income for the twelve months ended December 31, 2016 and the nine months ended September 30, 2017 (the periods used to determine the Company’s pro forma net income for the twelve months ended September 30, 2017). The adjustments to reach the Company’s cash available for distribution for the twelve months ending September 30, 2018 include adjustments for income (loss) from joint venture, real estate and non-real estate depreciation and impairments, in each case, related to the China JV. The Company believes these adjustments are appropriate as each is a non-cash charge that reduces the Company’s pro forma net income for the twelve months ended September 30, 2017, but none of these items actually reduces the cash available for distribution to shareholders.

2.	We note your response to comment 8. Please tell us whether your adjustment for the loss on idled sites would increase or decrease your cash available for distribution.

The adjustment for idled sites decreases the Company’s cash available for distribution. We have included the dollar amount of all adjustments on page 82 of the Revised Draft.

3.	We note your justification for the exclusion of strategic alternative costs from your cash available for distribution. Please be aware that we may have additional comments once the amount of the adjustment is disclosed.

The Company respectfully acknowledges the Staff’s comment; please see the dollar amount of this adjustment on page 82 of the Revised Draft. These amounts relate primarily to professional fees related to the strategic review process, which culminated in this offering.

4.	We note the additional information provided regarding your adjustment for severance costs. Given that there were a number of initiatives over the last years it does not appear that these costs are unusual. Please provide additional information justifying their exclusion or remove the adjustments from your calculation.

The Company respectfully acknowledges the Staff’s comment but continues to believe that an adjustment for severance is appropriate over the estimated period. The Company believes it is entering a new growth period. This view is based on a series of initiatives the Company has undertaken and completed over the last five years. These initiatives included: (i) the hiring of a new and experienced management team and (ii) the exiting

Securities and Exchange Commission

November 14, 2017

or selling of non-strategic warehouses. The severance amounts that are adjustments to the Company’s estimate of cash available for distribution arise solely from these two initiatives. Ongoing, ordinary course employee turnover and attrition expenses are and continue to be included in normal operating costs of sites and, as a result, are accounted for in the Company’s pro forma net income used to calculate cash available for distribution over the estimated period. Although these initiatives generating the severance adjustment have been on-going for the last several years, the Company believes these initiatives have been completed and that comparable severance amounts will not be incurred during the estimated period.

5.	We note your response to comment 11 and the representation that management expects customers under fixed storage commitments contracts would revert to month-to-month relationship. Please provide management’s support for this representation including the historical rate at which fixed storage commitments are either renewed or converted to month-to-month relationships. For those instances, where the agreements were converted to month-to-month relationships, please provide support that the cash flows under each type of arrangement did not fluctuate materially. Please also address whether defined contracts without fixed storage commitments would also be expected to convert to a month-to-month relationship and provide support for your position.

The Company respectfully notes the Staff’s comment, but submits to the Staff that the Company does not analyze renewal and related cash flows on a contract-by-contract basis. Rather, the Company measures renewal information on a platform-wide basis by reference to customer relationships given the nature of the Company’s suite of contracts (see response 10 below for an overview of the Company’s contracts) and the fluid nature with which customers may make use of the Company’s network – often on a multi-site basis with a large number of contracts across the network. The Company analyzes renewal information on the basis of customer relationships and the generation of revenue from these customer relationships at warehouses within its network. In its methodlogy, the Company analyzes its churn rate as any reduction in recurring revenues due to customer losses on a period-to-period basis. The Company defines a customer loss as a customer and site combination which has not generated revenue in the last twelve months or has not generated revenue in the current measurement period that previously generated revenue in the prior comparable period. The Company excludes from customer losses identifiable business that has been transferred within its network. The table below sets forth the Company’s dollar value of revenues from new customers, the dollar value of customer losses and the churn rate, in each case, for the annual periods ending December 31, 2016 and December 31, 2015 as well as the nine month period ended September 30, 2017.

Securities and Exchange Commission

November 14, 2017

GLOBAL	2015		2016		YTD
Revenues from New Customers		$66.2		$86.8		$60.9
Revenues attributable to Customer Losses	-$	53.7	-$	68.7	-$	48.2

New Customers Net of Customer Losses		$12.5		$18.1		$12.6
Total Warehouse Revenue		$1,057.1		$1,080.9		$848.1
New Customer Revenues as a Percentage of Warehouse Revenues		6.3%		8.0%		7.2%
Churn Rate		-5.1%		-6.4%		-5.7%
Net Percentage		1.2%		1.6%		1.5%

On this basis, given the historical performance of the Company, and its net positive replacement of customer losses, the Company does not believe that a downward adjustment is necessary in its estimated cash available for distribution to account for expiring contracts featuring fixed storage commitments.

6.	We note management’s representation that leased facilities would be converted and operated by the Company with the same or a comparable customer. Please provide support for management’s representation including,

a.	historical renewal rates for these facilities;

b.	when not renewed, how often they are subsequently operated with the same customer,

c.	when not renewed and not operated with the same customer, how fast the customer is replaced and the amount of idle time experienced at the facility, and

d.	support that the cash flows prior to lease expiration was consistent with the cash flows subsequent to lease expiration.

The Company respectfully notes the Staff’s comment. The Company believes that the information provided in response to comment 5 above addresses the Staff’s concerns regarding the substance of this comment in its application to the Company’s in-place leases.

7.	We note your representation that the any principal amortization payments would be funded through refinancing or a draw on the new senior secured revolving credit facility. Please tell us and disclose within the filing, that management does not expect any cash outflows for debt service in the next twelve months.

Securities and Exchange Commission

November 14, 2017

The Company respectfully acknowledges the Staff’s comment. Please see the revised disclosure on page 83 of the Revised Draft.

Dilution, page 92

8.	We note your response to comment 15. Please provide the beginning historical net tangible book value per share before the redemption of Series A preferred shares, the conversion of Series B preferred shares and the cashless exercise of warrants in the dilution table when arriving at the net tangible book value (deficit) per share after their issuance.

The Company respectfully acknowledges the Staff’s comment. Please see the revised disclosure on page 88 of the Revised Draft.

Business and Properties, page 182

Average Physical Occupancy, page 216

9.	We note your revised disclosure in response to comment 21. Please clarify how you determine the assumed rack space that is consistent with the characteristics of the relevant warehouse.

The Company respectfully acknowledges the Staff’s comment. Please see the revised disclosure on page 209 of the Revised Draft.

Nature of Our Customer Contracts, page 221

10.	We note that the table on page 222 in response to comment 23 is limited to expirations for any leases and defined contracts featuring fixed storage commitments with your 50 largest customers. Please include a lease expiration schedule for your defined contracts on a portfolio basis or tell us why this is not material. We note your disclosure on page 206 that fixed storage commitment contracts with the 50 largest customers represented only 35.4% of total warehouse segment revenues.

The Company respectfully acknowledges the Staff’s comment. Please see the revised disclosure on page 214 of the Revised Draft. In the revised disclosure, the Company has incorporated its fixed storage commitments into the relevant expiration table. For the reasons outlined below, the Company believes this disclosure presents the clearest picture for investors of the makeup of the Company’s rent and storage revenues.

The Company enters into one of three types of contracts with its customers:

•

Month-to-Month Warehouse Rate Agreements. Historically, providers of temperature-controlled warehouse space have offered storage services to customers on an as-utilized, on-demand basis. With respect to the Company, month-to-month warehouse rate agreements are agreements that establish storage

Securities and Exchange Commission

November 14, 2017

fee rates on products stored in the Company’s warehouses on an as-utilized basis. Warehouse rate agreements do not require the customer to use the Company’s network. Rent and storage fees are generally based on the number of pallets the customers occupy under these agreements.

•	Defined contracts. Recently, the Company has undertaken a concerted effort to negotiate defined contracts when establishing new customer relationships or renewing existing relationships, particularly with its largest customers. The Company’s defined contracts may include a storage fee based on a fixed storage commitment of the customer, plus additional storage fees based on extra storage used by the customer. Defined contracts may also include a fixed term, with stated renewal periods. Notably, any form of defined contract that does not include a fixed storage commitment generates storage revenue on a basis consistent with historical industry norms – on an as-utilized, on-demand basis. As a result, a customer with a defined contract that includes a stated term with no fixed storage commitment would not be charged on-demand, as-utilized storage fees if the customer did not utilize space in our warehouse.

•	Leases. The Company also leases warehouse space to certain customers that desire to manage their own temperature-controlled warehousing or carry on processing operations in warehouses adjacent to, or in close proximity with, their production facilities.

In its expiration tables, the Company has presented its scheduled annualized revenue and expiration for (i) all leases and fixed storage commitments (the “Contract Expiration Table”) and (ii) all leases. The Company’s contractual relationships can generally be categorized from a rent and storage revenue generation perspective as either (a) requiring a minimum fixed storage payment, which is consistent with other REITs that enter into leases and charge rent over stated periods, or (b) an on-demand, as-utilized model where rent and storage revenue is generated by reference to utilized space over a given period as opposed to a fixed payment obligation. With regard to the Contract Expiration Table, the table presents the expiration and related revenue information for the Company’s scheduled rent and storage revenues. The remaining contractual realtionships of the Company generate rent and storage revenue on the basis of an on-demand, as-utilized approach, which the Company does not believe lends itself to presentation in the Contract Expiration Table. This approach is generally consistent with the presentation of self-storage REITs, which generally do not present expiration tables for their contractual relationships given the nature of these arrangements and the fluidity in the makeup of the customer base of the self-storage industry. Further, the Company does not believe that incorporating defined contracts with stated terms without fixed storage commitments provides meaningful disclosure to investors because these contracts do not include mandatory obligations to make payments to the Company in the event the customer does not store goods in the relevant warehouse.

Securities and Exchange Commission

November 14, 2017

11.	We note your revised disclosure in response to comment 16 is limited to the average annual renewal rate for expiring defined contracts with fixed storage commitments with your 50 largest customers (by revenues) in your warehouse segment. Please consider providing disclosure on your historical renewal rates for each type of customer contract.

The Company respectfully acknowledges the Staff’s comment. Please see the revised disclosure on page 208 of the Revised Draft.

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Securities and Exchange Commission

November 14, 2017

If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-2765 or by email (csjohnson@kslaw.com).

Very truly yours,

/s/ C. Spencer Johnson, III

C. Spencer Johnson, III

cc:	Becky Chow

Kevin Woody

Rahul K. Patel

(Securities and Exchange Commission)

Fred Boehler

Marc Smernoff

Tom Novosel

(Americold Realty Trust)

Keith Townsend

Peter Genz

Gibbs Fryer

(King & Spalding LLP)

Edward F. Petrosky

J. Gerard Cummins

(Sidley Austin LLP)